Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	arden@austinlegalgroup.com

July 17, 2020

Stephen Kim and Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

Re:	Can B Corp.
Offering Statement on Form 1-A
Filed June 3, 2020
File No. 024-11233

To Whom It May Concern:

Please see below for responses to the Division’s letter dated June 24, 2020 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed July 16, 2020 (“Amendment”) by Can B Corp. (the “Company”), as further herein detailed.

Cover Page

1. We note that on your cover page you disclose that the offering minimum is $5 million while in your offering summary section on page 5 and in your plan of distribution section on page 15 you state that there is no minimum. Please reconcile your disclosures.

We have amended the offering circular to remove the minimum offering amount.

Summary Information, page 3

2. Please discuss your auditor’s going concern opinion in your summary.

Please see that the following has been added to page 3:

“The consolidated financial statements included in this Offering Circular have been prepared on a “going concern” basis, which contemplates the realization of assets and liquidation of liabilities in a normal course of business. As of December 31, 2019, the Company had cash and cash equivalents of $46,540 and a working capital of $2,881,147. For the years ended December 31, 2019 and 2018, the Company had net loss of $4,592,470 and $4,112,277, respectively. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. The Company plans to improve its financial condition by raising capital through sales of shares of its common stock. Also, the Company plans to expand its operation of CBD products to increase its profitability. The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.”

July 17, 2020

Dilution, page 15

3. It appears that information presented in your dilution table assumes completion of the maximum offering. Please revise to also present information that assumes completion of the minimum offering. In addition, revise to incorporate the expected offering cost in the dilution calculation.

The minimum offering amount has been removed. Please note that the Dilution section has been updated and revised to incorporate the expected offering costs.

Use of Proceeds, page 17

4. Please revise your footnote 5 to disclose the material terms of the debt, including the interest rate and maturity of the debt. Also, if the debt was incurred within the past year, describe the use of the proceeds of the debt. Refer to Instruction 6 of Item 6 of Form 1-A.

Please see that descriptions of each note’s terms has been added to the footnote and the Company has disclosed that it intends to use the proceeds from such notes for enhancing its manufacturing factory, expanding on and creating new product lines, marketing, and working capital.

5. We note that in footnote 2 you state that you expect to spend $90,000 to obtain GMP certification. In an appropriate place in your Offering Circular, please explain what the certification is and why it is important to obtain.

Please see that the following has been added to Section 2 of Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trend Information, on page 26:

“We plan to seek current Good Manufacturing Practices (“GMP”) certification. GMP certification can prove an organization’s management capabilities in product quality and safety assurance and can reduce risks in product quality and safety. We believe that achieving GMP certification will enhance our brand image, grants us more legitimacy within the industry, and set us apart from our competitors.”

Business, page 19

6. We note here and on your cover page that you may seeking synergistic value through acquisitions of products and brands in the hemp industry. Please expand your disclosure in this Business section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses or products. Please also revise to indicate any acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Please see that the following has been added to the Business section:

“We do not intend to invest further in start-up companies or speculative investments. Our current acquisition strategy is to invest in targets that already generate revenue. We also intend to acquire entities whose operations can complement our own, such as, without limitation, a target having established a strong retail division but lacking a manufacturer to make its products. We are also contemplating acquiring distressed assets that we can incorporate into our current business operations. There are no acquisitions that are currently under consideration.”

July 17, 2020

Duramed Division- Durable Medical Equipment, page 20

7. We note your disclosure states, “The initial term of the Sam MOU expires December 31, 2019.” We further note that there are automatic renewals for additional one-year terms if you meet certain monthly minimums. Please update your disclosure regarding the Sam MOU. Similarly, we note that your first Pure Leaf Oil products will be rolling out in the second quarter of 2020; please update this disclosure.

Throughout the course of the review process, please continue to update your disclosures to provide the most current information as of the most recent date practicable.

Regarding the Sam MOU, please see that the disclosure has been updated to disclose that the Company failed to meet the monthly minimums set forth in the Sam MOU and, accordingly, the Company currently distributing products on an at-will, non-exclusive basis.

Regarding the Pure Leaf products, please see that the disclosure in the last paragraph of the Section titled “Pure Health Products – R&D, Manufacturing and “CBD” Business” has been updated to disclose that Pure Leaf products are currently being sold online and in certain retail stores. The disclosures in the same paragraph regarding Nu Wellness and Seven Chakras have also been updated to reflect current projections for their respective roll outs.

Directors, Executive Officers, and Significant Employees, page 27

8. Please revise to include the principal business conducted by each company identified in the business experience of your directors, executive officers and significant employees, if not clear from the company name. Refer to Item 10(c) of Form 1-A.

Please see that descriptions of the business conducted by each company have been added.

Financial Statements, page F-1

9. Please tell us what consideration you gave to updating your Form 1-A to include interim financial statements and other relevant information from your Form 10-Q for the quarter ended March 31, 2020. Refer to Rule 252(a) of Regulation A.

The Company had omitted interim financial statements in accordance with Form 1-A. However, per conversations with the SEC, the Company has amended the offering circular to include the financial statements for the period ending March 31, 2020.

Report of Independent Registered Public Accounting Firm, page F-2

10. Please make arrangements with your auditors to refer to the current company name in their audit report. Please also make arrangements with them to revise their consent to refer to the correct financial statement periods and the correct Note for the going concern description in the Form 1-A.

Please see that the auditor’s report and consent have both been updated.

July 17, 2020

Note 1 – Organization and Description of Business, page F-7

11. Please revise your historical financial statements and disclosures throughout this Form 1A to give retrospective effect to the 300-to-1 reverse stock split that occurred on March 6, 2020. Refer to SAB Topic 4.C.

Please see that the disclosures throughout the offering circular, including the financial statements, have been revised to retrospectively reflect the 300-to-1 reverse split.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.